April 22, 2009

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Reserve Life Assurance Co. of Ohio
Separate Account VA V
WRL Freedom Multiple Variable Annuity
File Nos. 333-112089/811-21491

Dear Mr. Ruckman:

This letter responds to oral comments that you provided with respect to the above-referenced post-effective amendment filing for Separate Account VA V of Western Reserve Life Assurance Co. of Ohio (“WRL” or “we”). For your convenience, I have restated those comments below (as best we understand them), and followed each comment with our response.

1.	Clarify supplementally if there are any types of guarantees or support agreements with 3rd parties to supplement any guarantees under the policy.

Response: There are no 3rd party supplemental guarantees under the policy.

2.	Please confirm supplementally that contract name on the front cover page of the prospectus continues and will be the name as Class Identifier in the SEC system.

Response: The Class Identifier in the SEC system is the marketing name for the product (WRL Freedom Multiple Variable Annuity).

3.	To facilitate an investor’s ability to follow what goes into the totals, please verify what are mutually exclusive. This can be done in a footnote.

Response: Please see Page 18 of the Prospectus attached.

4.	The fee table only occasionally states the maximum and current. Please put a notation in the paragraphs above the fee sections “All fees are maximum unless otherwise noted.” This needs to be included in each of the sections.

Response: Please see Page 13 of the Prospectus attached.

5.	Where we do show a maximum and current, please put the “current” in italics or bold.

Response: Please see Pages 14-15 of the Prospectus attached.

6.	Please add a header before each section in the end notes that coincides with the fee table to break up the footnotes. Example “Policy Owner Transaction Expenses”.

Response: Please see Pages 17-19 of the Prospectus attached.

7.	Please remove the “Highest Net” in the Total Portfolio Annual Operating Expenses”, per 3a Instruction 19 of N-4. If you which to show this, need to put it in a footnote.

Response: Please see Page 15 of the Prospectus attached.

8.	Please remove the Expense Examples (Highest Net), per Instruction 21b of N-4. If you wish to include, please put in a footnote.

Response: Please see Pages 16-17 of the Prospectus attached.

9.	Fund Facilitation Fee. Note on page 8 in the summary the Transamerica BlackRock Global Allocation VA fund and its fee.

Response: Please see Page 8 of the Prospectus attached.

10.	Page 38. Excess Interest Adjustment. Please describe how this is determined and give a brief illustration.

Response: Please see Appendix Excess Interest Adjustment Examples, Pages 114-117 of the Prospectus attached.

11.	Page 76, first paragraph. Clarify in plain english, a description of what Direct Allocation ad Open Allocation are for. Can use language like described later in the RIC 1.2 section “The OAM Process is designed to help the Company manage portfolio risk and support guarantees under the rider” as long as this included Direct as well.

Response: Please see Page 80 of the Prospectus attached.

12.	Page 76, Example. It assumes an excess withdrawal in second half of example. Show the method used to calculate. Revise to assure that any examples used follow and do not precede descriptions of features, condition and mechanisms used in those examples. Show what you are referring to then an example.

Response: Please see Pages 81 and 140-145 of the Prospectus attached.

13.	General. Please ensure prospectus includes examples of how growth credit and auto-step up operate both when you have and when you do not have an excess withdrawal.

Response: There is no growth credit if there is an excess (or any) withdrawal. The auto step is not effected (other than a decrease in policy value due to the withdrawal) if have an excess withdrawal.

14.	Please revise the prospectus to note the adverse effect excess withdrawal is magnified when contract value is less than the withdrawal base.

Response: Please see Page 84 of the Prospectus attached.

15.	Page 78. Rider Withdrawal Amount. Since a withdrawal may vary by policy year and MRDA may vary by calendar year, please clarify which required distribution amount is used in any given policy year. may be increased

Response: Please see Page 82 of the Prospectus attached.

16.	Page 81. Open Allocation Method. Paragraph starts that starts Generally. The bracketed words, please confirm which one and update.

Response: Please see Pages 87 of the Prospectus attached.

17.	Page 81, registration will use a mathematical model to compare policy value and guarantees. Please clarify how specifics to be transferred are identified. All subaccounts pro-rata or just poorly performing subaccounts.

Response: Please see Page 86 of the Prospectus attached for such disclosure.

18.	Page 81, last paragraph left column. Prospectus states that the fixed account is OAM option. Is the fixed account available to all contract owners? Please verify supplementally whether Transamerica ProFund Ultra Bear subaccount is an investment option or only for the rider.

Response: Please see Page 86 of the Prospectus attached. The fixed account is not a OA subaccount for this feature. The Transamerica ProFunds Ultra Bear VP subaccount is not an investment option available to customers.

19.	Page 81, first full paragraph, left column. Insurance Company discretion. Please note this investment discretion may only be done by an investment advisor under the Investment Advisor Act. Please revise to note who the advisor is.

Response: Please see pages 86-87 of the Prospectus attached. A mathematical model is used to determine if policy value is transferred into or out of the OA subaccounts in order to reduce the insurance company’s risk. No investment advice is given and no transfers are made on behalf of the policy owner.

20.	Page 82. Additional Options. Please ensure prospectus provides an example of how each of the benefits are calculated with and without an excess interest adjustment. Can refer to an appendix. (see response 18 supra)

Response: The fixed account is not an option for this feature. Accordingly, there is no possibility of an excess interest adjustments.

21.	Comparison table in Appendix. Under the section titled Available, remove reference to the Double-Enhanced Death Benefit since it is not offered in this product.

Response: Please see Pages 123-126 of the Prospectus attached.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-355-8330. Thank you very much for your assistance with this filing.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith
General Counsel
Transamerica Capital Management Division
Western Reserve Life Assurance Co. of Ohio

cc:	Frederick R. Bellamy

4. PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose.

5. EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 9% of premium payments surrendered within three years after the premium is paid. We will calculate surrender charges by taking the earnings, if any, out before premium payments. If you select the Life with Emergency Cash® annuity payment option, then you can surrender your policy after annuity payments have begun. A surrender charge of up to 4% of adjusted policy value will apply during the first four years after the annuity commencement date.

If you elect the C-Share Rider all surrender charges during the accumulation phase will be eliminated.

Full surrenders, partial surrenders, and transfers from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account prior to the end of the guaranteed period option.

We deduct daily mortality and expense risk fees and administrative charges from the assets in each subaccount during the accumulation phase, at an annual rate (as a percentage of the subaccount’s value) that depend on the death benefit option that you select, as follows:

•	1.45% if you do not choose an optional guaranteed minimum death benefit

•	1.50% if you choose the Return of Premium Death Benefit

•	1.70% if you choose the Annual Step-Up Death Benefit

During the accumulation phase, we deduct an annual service charge of no more than $30 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable. State premium taxes currently range from 0% to 3.50%, depending on the state.

If you elect the Initial Payment Guarantee feature when you annuitize, then there is a daily fee (during the income phase) currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts.

If you elect the C-Share Rider, then there is an annual rider fee during the accumulation phase of 0.15% of the daily net asset value in the separate account.

We deduct a daily fund facilitation fee from the assets in certain investment choices at an annual rate (as a percentage of the subaccount’s value) as follows:

•	0.20% if you choose the AllianceBernstein Balanced Wealth Strategy Portfolio - Class B

•	0.15% if you choose the Franklin Templeton VIP Founding Funds Allocation Fund - Class 4

•	0.10% if you choose the Transamerica BlackRock Global Allocation VP - Service Class

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES

The following describes the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please be certain to review the notes following the fee table and expense examples for further information about the fees and charges presented. The order of the notes follows the order in which the fees and charges under the policy are presented in the fee tables and the expense examples.

The first section describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment choices. State premium taxes may also be deducted. ~~Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account.~~Excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Policy Owner Transaction Expenses:

Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)
Base Policy	9%
Transfer Fee	$0 - $10
Special Service Fee	$0 - $25

~~The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses.~~

The next section describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses. (All fees are maximum for purchases made while this prospectus is effective unless otherwise noted.)

Annual Service Charge	$0 - $30 per policy
Separate Account Annual Expenses (as a percentage, annually, of average separate account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee	1.30%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.45%
Optional Separate Account Expenses:
Annual Step-Up Death Benefit	0.25%
Return of Premium Death Benefit	0.05%
C-Share Rider	0.15%
Fund Facilitation Fee	0.20%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses	2.05%
Optional Rider Fees:
Beneficiary Earnings Enhancement - Extra II (annual charge based on policy value)	0.55%
Living Benefits Rider (annual charge - a % of Total Withdrawal Base)	0.90%
Retirement Income Choice Rider - Single Life Option (annual charge - a % of Withdrawal Base)

Base Benefit (Maximum)	1.35%
~~Base Benefit (Current)~~
Base Benefit (Current)	0.60%
Additional Benefits available with the Retirement Income Choice Rider:
Death Benefit	0.25%
Income Enhancement Benefit	0.15%
Maximum Total Retirement Income Choice Rider Fees (Single Life) with Highest Combination of Benefits	1.75%
Current Total Retirement Income Choice Rider Fees (Single Life) with Highest Combination of Benefits	1.00%
Retirement Income Choice Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
~~Base Benefit (Current)~~
Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income Choice Rider:
Death Benefit	0.20%
Income Enhancement Benefit	0.30%
Maximum Total Retirement Income Choice Rider Fees (Joint Life) with Highest Combination of Benefits	2.15%
Current Total Retirement Income Choice Rider Fees (Joint Life) with Highest Combination of Benefits	1.40%
Retirement Income Choice with Double Withdrawal Base Benefit Rider - Single Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
~~Base Benefit (Current)~~
Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income Choice with Double Withdrawal Base Benefit Rider:
Death Benefit	0.25%
Income Enhancement Benefit	0.15%
Maximum Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	2.05%
Current Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Single Life) with Highest Combination of Benefits	1.30%
Retirement Income Choice with Double Withdrawal Base Benefit Rider - Joint Life Option (annual charge - a % of Withdrawal Base):
Base Benefit (Maximum)	1.65%
~~Base Benefit (Current)~~
Base Benefit (Current)	0.90%
Additional Benefits available with the Retirement Income Choice with Double Withdrawal Base Benefit Rider:
Death Benefit	0.20%
Income Enhancement Benefit	0.30%
Maximum Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits	2.15%

Current Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees (Joint Life) with Highest Combination of Benefits		1.40%
Retirement Income Choice 1.2 Rider (annual charge a % of withdrawal base):
Base Benefit Open Allocation Option (Maximum)	 ~~.— %~~	1.85%
~~Base Benefit Open Allocation Option (Current)~~		 ~~.— %~~
Base Benefit Open Allocation Option (Current)		1.10%
Base Benefit Designated Allocation Group A (Maximum)	 ~~.— %~~	2.00%
~~Base Benefit Designated Allocation Group A (Current)~~		 ~~.— %~~
Base Benefit Designated Allocation Group A (Current)		1.25%
Base Benefit Designated Allocation Group B (Maximum)	 ~~.— %~~	1.65%
~~Base Benefit Designated Allocation Group B (Current)~~		 ~~.— %~~
Base Benefit Designated Allocation Group B (Current)		0.90%
Base Benefit Designated Allocation Group C (Maximum)	 ~~.— %~~	1.15%
~~Base Benefit Designated Allocation Group C (Current)~~		 ~~.— %~~
Base Benefit Designated Allocation Group C (Current)		0.40%
Additional Benefits available with the Retirement Income Choice 1.2 Rider:
Death Benefit (Single Life Option)	 ~~.— %~~	0.25%
Death Benefit (Joint Life Option)	 ~~.— %~~	0.20%
Income Enhancement Benefit (Single Life Option)		0.15%
Income Enhancement Benefit (Joint Life Option)	 ~~.— %~~	0.30%
Maximum Total Retirement Income Choice 1.2 Rider Fees (Joint Life) with Highest Combination of Benefits	 ~~.— %~~	2.50%
Current Total Retirement Income Choice 1.2 Rider Fees (Joint Life) with Highest Combination of Benefits	 ~~.— %~~	1.75%

The next section shows the lowest and highest total operating expenses charged by the underlying fund portfolios for the year ended December 31, 2008 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses (Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses):

Lowest Gross	 ~~.— %~~	0.35%
~~Highest Net (after contractual waiver of fees and reimbursement of expenses)~~		~~%~~
Highest Gross	 ~~.— %~~	2.49%

The following Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the highest fees and expenses of any of the portfolios for the year ended December 31, 2008, and the base policy with the combination of available optional features or riders with the highest fees and expenses, including the Highest Fund Facilitation Fee, Annual Step-Up Death Benefit,

Beneficiary Earnings Enhancement - Extra II Rider, and Retirement Income Choice 1.2 Rider - Joint Life with additional Death Benefit and Income Enhancement options. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Expense Examples (Highest Gross):

If the policy is surrendered at the end of the applicable time period (without C-Share Rider):

1 Year	~~$ .—~~ 	$1492
3 Years	~~$ .—~~ 	$2678
5 Years	~~$ .—~~ 	$3414
10 Years	~~$ .—~~ 	$6831

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (without C-Share Rider):

1 Year	~~$ .—~~ 	$682
3 Years	~~$ .—~~ 	$2048
5 Years	~~$ .—~~ 	$3414
10 Years	~~$ .—~~ 	$6813

If the policy is surrendered at the end of the applicable time period (with C-Share Rider):

1 Year	~~$ .—~~ 	$697
3 Years	~~$ .—~~ 	$2089
5 Years	~~$ .—~~ 	$3477
10 Years	~~$ .—~~ 	$6931

If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (with C-Share Rider):

1 Year	~~$ .—~~ 	$697
3 Years	~~$ .—~~ 	$2089
5 Years	~~$ .—~~ 	$3477
10 Years	~~$ .—~~ 	$6931~~Expense Examples (Highest Net)~~

~~If the policy is surrendered at the end of the applicable time period (without C-Share Rider):~~

~~1 Year~~		~~$~~
~~3 Years~~		~~$~~
~~5 Years~~		~~$~~
~~10 Years~~		~~$~~

~~If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (without C-Share Rider):~~

~~1 Year~~		~~$~~
~~3 Years~~		~~$~~
~~5 Years~~		~~$~~
~~10 Years~~		~~$~~

~~If the policy is surrendered at the end of the applicable time period (with C-Share Rider):~~

~~1 Year~~		~~$~~
~~3 Years~~		~~$~~
~~5 Years~~		~~$~~
~~10 Years~~		~~$~~

~~If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy (with C-Share Rider):~~

~~1 Year~~	~~$~~
~~3 Years~~	~~$~~
~~5 Years~~	~~$~~
~~10 Years~~	~~$~~

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

For information concerning compensation paid for the sale of the policies, see “Distributor of the Policies.”

NOTES TO FEE TABLE AND EXPENSE EXAMPLES

Annuity Policy Fee Table and Expense Examples: The fee table applies only to the accumulation phase and reflects the maximum charges unless otherwise noted. During the income phase the fees may be different than those described in the Fee Table. See section “5. Expenses”.

Policy Owner Transaction Expenses:

Maximum Surrender Charge: The surrender charge, if any is imposed, applies to each premium, regardless of how policy value is allocated among the investment choices. The surrender charge decreases based on the number of years since the premium payment was made.

If you select the Life with Emergency Cash® annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See section “5. Expenses”.

Transfer Fee: The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the investment choices. There is no fee for the first 12 transfers per policy year. For additional transfers, the Company may charge a fee of $10 per transfer.

Special Service Fees: We may deduct a charge for special services, such as overnight delivery.

Annual Service Charge:

Annual Service Charge: The annual service charge is assessed on each policy anniversary and at surrender. The charge is waived if your policy value, or the sum of your premiums less all partial surrenders, is at least $50,000.

Separate Account Annual Expenses:

Mortality and Expense Risk Fee: The mortality and expense risk fee shown is for the accumulation phase with the base death benefit.

Optional Separate Account Expenses: Any optional separate account expense is in addition to the mortality and expense risk and administrative fees. Note: the Double Enhanced Death Benefit and the 5% Annual Step-Up are can not be elected with the Retirement Income Choice, the Retirement Income Choice with Double Withdrawal Base, or Retirement Income Choice 1.2.

Fund Facilitation Fee: This daily fee is applied only to policy value in the subaccounts invested in the AllianceBernstein Balanced Wealth Strategy Portfolio (0.20%), the Franklin Templeton VIP Founding Funds Allocation Fund (0.15%) and the Transamerica BlackRock Global Allocation VP (0.10%). See section “5. Expenses”.

C-Share Rider: The fee is a percentage of the daily net asset value in the separate account.

Total Separate Account Annual Expenses with Highest Optional Separate Account Expenses~~: This reflects the base separate account expenses plus any optional separate account expenses, but does not include any annual optional rider fees.:~~ This reflects the base separate account expenses, the Annual Step-Up Death Benefit fee, the C Share Rider fee, plus the Fund Facilitation Fee, but does not include any annual optional rider fees.

Optional Rider Fees:

Optional Rider Fees: In some cases, riders to the policy are available that provide optional benefits. There are additional fees (each year) for those riders.

Beneficiary Earnings Enhancement - Extra II: This annual fee is a percentage of the policy value and is only deducted during the accumulation phase.

Living Benefits Rider: The annual fee is a percentage of the “principal back” Total Withdrawal Base. The “principal back” Total Withdrawal Base on the rider date is the policy value (less any premium enhancements if the rider is added in the first policy year). After the rider date, the “principal back” Total Withdrawal Base is equal to: the “principal back” Total Withdrawal Base on the rider date; plus subsequent premium payments; less subsequent “principal back” adjusted partial withdrawals.

Retirement Income Choice Rider, Retirement Income Choice with Double Withdrawal Base Benefit Rider, and Retirement Income Choice 1.2 Rider - base benefit: The fee is a percentage of the Withdrawal Base. The Withdrawal Base on the rider date is the policy value (less any premium enhancement, if the rider is added in the first policy year). During any rider year, the Withdrawal Base is equal to the Withdrawal Base on the rider date or most recent rider anniversary, plus subsequent premium payments, less subsequent Withdrawal Base adjustments.

Retirement Income Choice Rider, Retirement Income Choice with Double Withdrawal Base Benefit Rider, and Retirement Income Choice 1.2 Rider - Additional Benefits (Single Life and Joint Life Options): You may elect the Retirement Income Choice Rider, the Retirement Income Choice with Double Withdrawal Base Benefit Rider, or the Retirement Income Choice 1.2 Rider with one or more of the following options - Death Benefit or Income Enhancement Benefit. The charge for each of these options is a percentage of the Withdrawal Base and is in addition to the base benefit fee.

Maximum Total Retirement Income Choice Rider Fees with Highest Combination of Benefits, Maximum Total Retirement Income Choice with Double Withdrawal Base Benefit Rider Fees with Highest Combination of Benefits, and Maximum Total Retirement Income Choice 1.2 Rider Fees with Highest Combination of Benefits: After the fifth rider anniversary, the base benefit rider fees can increase when there is an automatic step-up. These fee totals reflect the maximum fee increase resulting from an automatic step-up of the Withdrawal Base while the rider is in effect.

Total Portfolio Annual Operating Expenses:

Total Portfolio Annual Operating Expenses: The fee table information relating to the underlying fund portfolios was provided to the Company by the underlying fund portfolios, their investment advisors or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

Expense Examples:

Expense Examples: The Example does not reflect premium tax charges or transfer fees. Different fees and expenses not reflected in the Example may be assessed during the income phase of the policy.

Annuitization: You cannot annuitize before the fourth policy anniversary.

is received by us during the 30 days following the fifth rider anniversary or every fifth rider anniversary thereafter;

•	the death of the annuitant (or if the joint life option was elected, the death of the annuitant’s spouse if that spouse continued the policy as the surviving spouse);

•

annuitization (however, if you have reached your ~~mandatory annuitization~~maximum annuity commencement date you may choose an annuitization option which guarantees you lifetime payments in an amount equal to your rider withdrawal amount); or

•	termination of your policy.

Please note: This rider terminates upon annuitization and there is a ~~mandatory annuitization~~maximum annuity commencement date at which time your policy will be annuitized according to its terms. However, if you have reached your ~~mandatory annuitization~~maximum annuity commencement date, we will allow you to annuitize your policy and elect to receive lifetime annuity payments which are at least equal to your rider withdrawal amount. Please contact us for more information concerning your options.

The Retirement Income Choice with Double Withdrawal Base Benefit rider and additional options may vary for certain policies, may not be available for all policies, and may not be available in all states. This disclosure explains the material features of the Retirement Income Choice with Double Withdrawal Base Benefit rider. The application and operation of the rider are governed by the terms and conditions of the rider itself.

Retirement Income Choice 1.2 Rider

You may elect to purchase the optional Retirement Income Choice 1.2 Rider which, provides you with: (1) a guaranteed lifetime withdrawal benefit; and (2) an opportunity for increases in the rider withdrawal amount. This rider is available during the accumulation phase, and requires that you ~~invest using~~allocate 100% of your policy value according to either the designated allocation option or open allocation option both of which are designed to help manage the Company’s risk and support the guarantees under the rider. The tax rules for qualified policies may limit the value of this rider. Please consult a qualified tax advisor before electing the Retirement Income Choice 1.2 rider for a qualified policy.

Retirement Income Choice 1.2 – Base Benefit

Under this benefit, you can receive up to the rider withdrawal amount each rider year (first from your policy value and, if necessary, as payments from us), starting with the rider year immediately following the annuitant’s (or the annuitant’s spouse if younger and the joint life option is elected) 59th birthday and lasting until the annuitant’s death (unless your withdrawal base is reduced to zero because of “excess withdrawals”~~; see Withdrawal Base Adjustments, and Rider Death Benefit Adjustments, below). A rider year begins on the rider date (the date the rider becomes effective) and on each anniversary thereafter. All withdrawals before the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is 59 are excess withdrawals; a penalty tax may be assessed on amounts withdrawn from the policy before the owner reaches age 59 1/2.~~; see Withdrawal Base Adjustments, and Rider Death Benefit Adjustments, below). A rider year begins on the rider date (the date the rider becomes effective) and thereafter on each anniversary of that date.

Example. Assume you are the owner and annuitant and you make a single premium payment of $100,000 when you are ~~56~~66 years old. Further assume that you do not make any withdrawals or additional premium payments, no automatic step-ups occurred, but that after five years your policy value has declined to $90,000 solely because of negative investment performance. With an annual growth rate percentage of 5.0%, after 5 years the withdrawal base is equal to $127,628 ($100,000 x

1.055). You could withdraw up to ~~$6,381~~$5,105 which is the applicable withdrawal percentage of 5.0% for the single life option multiplied by the withdrawal base of $127,628, each rider year for the rest of your life (assuming that you take your first withdrawal when you are age ~~61,~~71, that you do not withdraw more than the rider withdrawal amount in any one year and there are no future automatic step-ups.)

Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion.

Example continued. Assume the same facts as above, but you withdraw $10,000 when you are ~~61~~71 years old. That excess withdrawal decreases your future rider withdrawal amount to ~~$6,105.~~$4,811.

See the “~~Appendix — Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income Choice, Retirement Income Choice with Double Withdrawal Base Benefit, and Retirement Income Choice 1.2 Riders”~~ Appendix—Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income Choice 1.2 Rider” for examples showing the effect of hypothetical withdrawals in more detail.

Please note:

•

You will begin paying the rider charge as of the date the rider takes effect, even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid under the rider if you never choose to take withdrawals and/or if you never receive any payments under the rider.

•

We have designed this rider to allow for withdrawals from your policy value each rider year that are less than or equal to the rider withdrawal amount. You should not purchase this rider if you plan to take withdrawals in excess of the rider withdrawal amount, because such excess withdrawals may significantly reduce or eliminate the value of the guarantees provided by the rider.

•

The longer you wait to start making withdrawals under the benefit, the less time you have to benefit from the guarantee because of decreasing life expectancy as you age. On the other hand, the longer you wait to begin making withdrawals, the higher your withdrawal percentage may be, the higher the withdrawal base due to growth may be, and the more opportunities you will have to lock in a higher withdrawal base. You should carefully consider when to begin making withdrawals. There is a risk that you will not begin making withdrawals at the most financially beneficial time for you.

•

Because the guaranteed lifetime withdrawal benefit under this rider is accessed through regular withdrawals that do not exceed the rider withdrawal amount, the rider may not be appropriate for you if you do not foresee a need for liquidity and your primary objective is to take maximum advantage of the tax deferral aspect of the policy.

•

All policy value must be allocated according to the Designated Allocation option or the Open Allocation option. You should consult with your registered representative to assist you in determining whether ~~these~~the investment restrictions attributable to each option are suited for your financial needs and risk tolerance.

•	Cumulative withdrawals in any rider year that are in excess of the rider withdrawal amount are excess withdrawals.

•	An excess withdrawal may impact the ~~rider withdrawal amount,~~ withdrawal base, and rider death benefit (if applicable) on a greater than dollar-for-dollar basis.

•	Any withdrawal will reduce your rider death benefit (if applicable).

•	~~Upon the death of the annuitant, the Retirement Income Choice 1.2 rider terminates and all benefits thereunder cease.~~

•	Upon the death of the annuitant (or the death of the surviving spouse if the joint option is elected), the Retirement Income Choice 1.2 rider terminates and all benefits thereunder cause.

Like all withdrawals, withdrawals while this rider is in effect also:

•	reduce your policy value;

•	reduce your base policy death benefit and other benefits;

•	may be subject to surrender charges and excess interest adjustments;

•	may be subject to income taxes and federal tax penalties; and

•	may be limited or restricted under certain qualified policies.

Rider Withdrawal Amount. You can withdraw up to the rider withdrawal amount ~~(after age 59)~~ in any rider year (after age 59) from your policy value without causing an excess withdrawal. See “Withdrawal Base Adjustments” and “Rider Death Benefit Adjustments” ~~, below.~~below.

The rider withdrawal amount is zero if the annuitant is not 59 years old on the rider date and remains zero until the first day of the rider year after the annuitant’s 59th birthday. If the annuitant (or the annuitant’s spouse if younger and the joint life option is elected) is at least 59 years old on the ~~date that the~~ rider ~~is elected (“rider date”),~~date, then the rider withdrawal amount is equal to the withdrawal base multiplied by the withdrawal percentage (see below).

For qualified policies: If the plan participant (generally the annuitant) is at least 70 1/2 years old, the rider withdrawal amount for that rider year (and each subsequent rider year) is equal to the greater of:

•	the rider withdrawal amount described above; or

•

an amount equal to any minimum required distribution amount (for the tax year on that rider anniversary) calculated using only: (1) the living annuitant’s age, (2) the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, (including the present value of any additional benefits provided under the policy to the extent required to be taken into account under IRS guidance) and (4) amounts from the current calendar year (no carry-over from past years). ~~only~~

Only amounts calculated as set forth above can be used as the rider withdrawal amount. If the minimum required distribution amount (determined as set forth above) exceeds the rider withdrawal amount, the excess will not be treated as an excess withdrawal under the rider.

If your policy value reaches zero, then you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to receive benefits guaranteed by this rider after your policy value reaches zero, you must select the amount and frequency of future payments. Once selected, the amount and frequency cannot be changed.

Please note:

•

If the rider is added prior to the annuitant’s 59th birthday, the rider withdrawal amount will be zero until the beginning of the rider year after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•

You cannot carry over any portion of your rider withdrawal amount that is not withdrawn during a rider year for withdrawal in a future rider year. This means that if you do not take the entire rider withdrawal amount during a rider year, you cannot take more than the rider withdrawal amount in the next rider year and maintain the rider’s guarantees.

•	Excess withdrawals may cause you to lose the benefit of the rider.

(1) the highest policy value on any monthiversary during the preceding rider year, if no excess withdrawal occurred, or (2) the policy value on the rider anniversary. This comparison takes place after the application of any applicable annual growth credit. The withdrawal percentage (as indicated in the withdrawal percentage table) will also increase if you have crossed into another age band prior to the automatic step-up.

Beginning on the fifth rider anniversary, the rider fee percentage may increase (or decrease) at the time of any automatic step-up. The rider fee percentage will not exceed the maximum rider fee percentage in the fee table.

Automatic Step-Up Opt Out. Each time an automatic step-up results in a rider fee percentage increase, you have the option to reject the automatic step-up and reinstate the withdrawal base, withdrawal percentage, and rider fee percentage to their respective amounts immediately before the automatic step-up, provided that you do so within 30 days after a rider anniversary on which the automatic step-up occurred. We must receive your rejection (each time you elect to opt out), in ~~a form satisfactory to us,~~good order, at our Administrative and Service Office within the same 30 day period after the rider anniversary on which the automatic step-up occurred. Opting out of one step-up does not operate as an opt-out of any future step-ups.

Withdrawal Base Adjustments. Cumulative gross partial withdrawals up to the rider withdrawal amount in any rider year will not reduce the withdrawal base. Cumulative gross partial withdrawals in excess of the rider withdrawal amount in any rider year (“excess withdrawals”) ~~will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal or a pro rata amount (in proportion to the reduction in the policy value), possibly to zero. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders—Retirement Income Choice, Retirement Income Choice with Double Withdrawal Base Benefit, and Retirement Income Choice 1.2 Riders” for examples showing the effect of hypothetical withdrawals in more detail including an excess withdrawal that reduces the withdrawal base by a pro rata amount. Excess withdrawals may eliminate any guarantee offered by this rider.~~) will reduce the withdrawal base, however, by the greater of the dollar amount of the excess withdrawal (if the policy value is greater than the withdrawal base) or a pro rata amount (in proportion to the reduction in the policy value when the policy value is less than the withdrawal base), possibly to zero. Withdrawal base adjustments occur immediately following excess withdrawals. See “Appendix - Guaranteed Lifetime Withdrawal Benefit Adjusted Partial Surrenders - Retirement Income Choice 1.2 Rider” for examples showing the effect of hypothetical withdrawals in more detail, including an excess withdrawal that reduces the withdrawal base by a pro rata amount. The effect of an excess withdrawal is amplified if the policy value is less than the withdrawal base. the effect of an excess withdrawals amplified if the policy value is less than the withdrawal base. See the “Appendix - Guaranteed Lifetime Benefit Adjustment Partial Surrenders - Retirement Income Choice 1.2 Rider” for examples showing the effect hypothetical excess withdrawals in more detail.

Please Note: We do not monitor for, or notify you of, excess withdrawals. If you take regular or scheduled withdrawals please pay particular attention to any excess withdrawal because your otherwise regular or scheduled non-excess withdrawals may thereafter all be excess withdrawals ~~thereby reducing~~that reduce or eliminat~~ing~~e your benefit on an accelerated basis.

Allocation Options and Restrictions. If you elect this rider, you must allocate 100% of your policy value according to either the Designated Allocation option

If you elect the Open Allocation option, the ~~OAM Process~~OA Method will automatically be in effect. The ~~OAM Process~~ OA Method uses a mathematical model which is designed to help the Company manage portfolio risk and support the guarantees under the Rider. ~~Using~~Under the ~~OAM Process, we~~ OA Method, the mathematical model will monitor your policy value and ~~may~~ guarantees will transfer amounts back and forth between the ~~OAM~~OA Transamerica ProFund UltraBear VP subaccount~~,~~ or certain other subaccounts we ~~choose, or certain guaranteed period options of the fixed account~~ choose (each an “~~OAM~~OA subaccount” and collectively, the “~~OAM subaccounts”) and the variable investment choices you choose. You should read the underlying fund prospectus for the variable OAM subaccounts carefully before you elect the Open Allocation option. We will transfer amounts from your variable investment choices to and between the OAM subaccounts to the extent we deem, at our sole discretion, necessary to support the guarantees under the rider. We will transfer amounts to the OAM subaccounts proportionally from all your variable investment choices. Currently, OAM transfers are being made to the OAM Transamerica ProFund UltraBear VP subaccount.~~OA subaccounts”) and the variable investment choices you choose to the extend necessary to support the benefit guarantees. You should read the underlying fund prospectus for the variable OA subaccounts carefully before you elect the Open Allocation option. Transfers to the OA subaccounts will be proportionally from all your variable investment choices.

~~The OAM Process is designed to help reduce the Company’s portfolio risk associated with negative performance. Using the OAM Process, we will transfer amounts from your variable investment choices to the OAM subaccounts to the extent we deem, in our sole discretion, necessary to help manage the Company’s portfolio risk and support the guarantees under the rider. You should not view the rider nor the OAM Process as a “~~

The OA Method is designed to help manage the Company’s portfolio risk associated with negative performance and support the guarantees under the rider. You should not view the rider nor the OA Method as a “market timing” or other type of investment program designed to enhance your policy value. If you choose the Open Allocation option, it may result in a lower policy value in certain situations. If policy value is transferred from your chosen variable investment choices to the ~~OAM~~OA subaccounts, less of your policy value may be available to participate in any future positive investment performance of your variable investment choices. This may potentially provide a lower policy value than if you did not select the Open Allocation option.

~~We will use a~~ Under the OA Process, the mathematical model tocompares your policy value and the guarantees to be provided in the future. Based upon this comparison, we may transfer up to ~~30%~~20% of your policy value to or from the ~~OAM~~OA subaccounts.

~~You may not allocate premium payments to, nor transfer policy value into or out of, the OAM subaccounts. OAM Process transfers are not subject to any transfer fee and do not count against the number of any free transfers we allow. Transfers out of a fixed account OAM subaccount are at our discretion and may be subject to an excess interest adjustment if the transfer occurs before the end of a guaranteed period. Any transfer to your variable investment choices will be allocated into your variable investment choices in proportion to the amount of policy value in each variable investment choice.~~

You may not allocate premium payments to, nor transfer policy value into or out of, the OA subaccounts. OA Method transfers are not subject to any transfer fee and do not count against the number of any free transfers we allow. Any transfer to your variable investment choices will be allocated into your variable investment choices in proportion to the amount of policy value in each variable investment choice.

Generally, transfers to the ~~OAM~~OA subaccounts first occur when the policy value drops by a cumulative amount of 3% to 5% over any period of time, although ~~we~~ the mathematical model may make transfers to the ~~OAM~~OA subaccounts when the policy value drops by less than 3%. We will not transfer more then 20% of the ~~[benefit base amount /~~ policy ~~value] at one time.~~ value to the OA subaccounts. If the policy value continues to fall, more transfers to the ~~OAM~~OA subaccounts will occur, however, no more than 30% of the ~~[benefit base amount /~~ policy value~~]~~ will be ~~transferred to~~ in the OA~~M~~ subaccounts. ~~Whe~~ and if negat~~ra~~ive inves~~f~~tment performance cau~~r~~s~~,~~es the ~~transferred~~ percent of the policy value ~~is allocated~~ in the OA subaccounts to exceed 30%m then the ~~OAM subaccount(s) we deem appropriate.~~ mathematical model will transfer the policy value back into your investment choices. The policy value allocated to the ~~OAM~~OA subaccounts will remain there unless the performance of your chosen investment choices recovers sufficiently to enable us to transfer amounts back to your investment choices while maintaining the guarantees under the ~~R~~rider. This generally occurs when the policy value increases by 5% to 10% in relation to the guarantees, although ~~we~~the mathematical model may require a larger increase before transferring amounts back to your investment options.

~~Please Note: The OAM Transamerica ProFunds UltraBear VP subaccount invests in the Transamerica ProFunds UltraBear portfolio which is designed to perform inversely to the                     . Please read the prospectus for the Transamerica ProFunds UltraBear portfolio to understand how its investment objective may affect your policy value if OAM Process transfers occur to the OAM Transamerica ProFunds UltraBear VP subaccount.~~

Please Note: The OA Transamerica ProFunds UltraBear VP subaccount invests in the Transamerica ProFunds UltraBear portfolio which is designed to seek daily investment results, before fees and expenses that correspond to twice (200%) the inverse (opposite) of the daily performance of the S&P 500 Index. Please read the prospectus for the Transamerica ProFunds UltraBear portfolio to understand how its investment objective may affect your policy value if OA Method transfers occur to the OA Transamerica ProFunds UltraBear VP subaccount.

~~The Owner cannot allocate premium payments or transfers to the OAM investment options.~~

You cannot allocate premium payments or transfers to the OA subaccounts.

Please note:

•	If you no longer want to be subject to an allocation option, you will be required to terminate the rider. If you terminate the rider you will lose all of its benefits.

•

We can change or eliminate a ~~designated investment choice~~ model at any time. If a ~~designated investment choice~~model is eliminated, then a policy owner will be given the option to reallocate the value in the eliminated designated investment choice to other designated investment choices.

Manual Upgrades. You can upgrade the withdrawal base to the policy value during the 30-day period following each successive fifth rider anniversary by sending us written notice in a form acceptable to us, as long as the rider issue requirements for a new rider are met. At this time the rider withdrawal amount and, if applicable, the rider death benefit will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date, its own rider fee percentage (which may be higher or lower than your current rider fee percentage) and its own terms and benefits.

APPENDIX

EXCESS INTEREST ADJUSTMENT EXAMPLES

Money that you surrender from, transfer out of, or apply to an annuity payment option, from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment (“EIA”). At the time you request a surrender, if interest rates set by the Company have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial surrenders and transfers from the guaranteed period option, plus interest at the policy’s minimum guaranteed effective annual interest rate. This is referred to as the excess interest adjustment floor.

The formula that will be used to determine the excess interest adjustment is:

S* (G-C)* (M/12)

S	=	Gross amount being surrendered that is subject to the excess interest adjustment

G	=	Guaranteed interest rate in effect for the policy

C	=	Current guaranteed interest rate then being offered on new premiums for the next longer option period than “M”. If this policy form or such an option period is no longer offered, “C” will be the U.S.Treasury rate for the next longer maturity (in whole years) than “M” on the 25th day of the previous calendar month, plus up to 2%.

M	=	Number of months remaining in the current option period, rounded up to the next higher whole number of months.

*	=	multiplication

^	=	exponentiation

The following examples are for illustrative purposes only and ore calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Excess Interest Adjustment Examples — (Continued)

Example 1 (Full Surrender, rates increase by 3%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .085
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.085) * (42/12)
= -5,250.00, but excess interest adjustment cannot cause the adjusted policy value to fall below the excess interest adjustment floor, so the adjustment is limited to 51,129.21 - 54,181.21 = -3,052.00
Adjusted policy value	= policy value + excess interest adjustment
= 54,181.21 + (-3,052.00) = 51,129.21

Upon full surrender of the policy, the net surrender value (adjusted policy value less any surrender charge) will never be less than that required by the non-forfeiture laws of your state.

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Excess Interest Adjustment Examples — (Continued)

Example 2 (Full Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Surrender:	Middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Amount subject to excess interest adjustment	= 54,181.21 – 4,181.21 = 50,000.00
Excess interest adjustment floor	= 50,000.00 * (1.015) ^ 1.5 = 51,129.21
Excess interest adjustment
G = .055
C = .045
M = 42
Excess interest adjustment	= S* (G-C)* (M/12)
= 50,000.00 * (.055-.045) * (42/12) = 1,750.00
Adjusted policy value	= 54,181.21 + 1,750.00 = 55,931.21

Upon full surrender of the policy, the net surrender value will never by less than that required by the non-forfeiture laws of your state. For the purpose of these illustrations no surrender charges are assumed.

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

On a partial surrender, the Company will pay the policyholder the full amount of surrender requested (as long as the policy value is sufficient). Amounts surrendered will reduce the policy value by an amount equal to:

R - E + SC

R	=	the requested partial surrender;
E	=	the excess interest adjustment; and
SC	=	the surrender charges on (EPW - E); where
EPW	=	the excess partial withdrawal amount.

Excess Interest Adjustment Examples — (Continued)

Example 3 (Partial Surrender, rates increase by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000 ; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .065
M = 42
E = 15,818.79 * (.055 - .065) * (42/12) = -553.66	= 54,181.21 - (R - E + surrender charge)
Remaining policy value at middle of policy year 2	= 54,181.21 - (20,000.00 - (-553.66) + 0.00) = 33,627.55

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Example 4 (Partial Surrender, rates decrease by 1%):

Single premium:	$50,000.00
Guarantee period:	5 Years
Guarantee rate:	5.50% per annum
Partial surrender:	$20,000; middle of policy year 2
Policy value at middle of policy year 2	= 50,000.00 * (1.055) ^ 1.5 = 54,181.21
Cumulative Earnings	= 54,181.21 – 50,000.00 = 4,181.21
Amount free of excess interest adjustment	= 4,181.21
Excess interest adjustment
S = 20,000 – 4,181.21 = 15,818.79
G = .055
C = .045
M = 42
E = 15,818.79 * (.055 - .045)* (42/12) = 553.66	= 54,181.21 - (R - E + surrender charge)
Remaining policy value at middle of policy year 2	= 54,181.21 - (20,000.00 – 553.66 + 0.00) = 34,734.87

*	This example is for illustrative purposes only. The purpose of this illustration is to demonstrate how this feature is calculated using hypothetical values. Your experience will vary based on circumstances at the time of withdrawal.

Guaranteed Lifetime Withdrawal Benefit Comparison Table — (Continued)

Living Benefits Rider	Retirement Income Choice Rider	Retirement Income Choice with Double Withdrawal Base Benefit Rider	Retirement Income Choice 1.2

Availability:	Availability:	Availability:	Availability:
• 0 - 80 (unless state law requires a lower maximum issue age)	• Younger than age 86 (unless state law requires a lower maximum issue age)	• Younger than age 86 (unless state law requires a lower maximum issue age)	• Younger than age 86 (unless state law requires a lower maximum issue age)

Charge: 0.90% of total withdrawal base on each rider anniversary under the “principal back” withdrawal guarantee under the rider.

Charges:

(1) for Base Benefit only—0.60% (single life) or 0.90% (joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Charges:

(1) for Base Benefit only—0.90% (single life and joint life) of withdrawal base on each rider anniversary;

(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee;

(3) with Income Enhancement Option—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

Charges:

(1) for Base Benefit only: Designated Investment option - 0.40% to ~~.    %~~1.25% (single life and joint life) of withdrawal base on each rider anniversary:

Open Investment Option- ~~.    %~~1.10% (single life and joint life) of withdrawal base on each rider anniversary:

(2) with Death Benefit Option—0.25% (single life) or 0.20% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee:

(3) with Income Enhancement—0.15% (single life) or 0.30% (joint life) of withdrawal base on each rider anniversary, in addition to the base benefit fee.

APPENDIX

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

ADJUSTED PARTIAL SURRENDERS - RETIREMENT INCOME CHOICE 1.2 RIDER

When a withdrawal is taken, three parts of the guaranteed lifetime withdrawal benefit can be affected:

1.	Withdrawal Base (“WB”)

2.	Rider Withdrawal Amount (“RWA”)

3.	Rider Death Benefit (“RDB”)

Withdrawal Base. Gross partial withdrawals in a rider year up to the rider withdrawal amount will not reduce the withdrawal base. Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the withdrawal base by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the withdrawal base prior to the withdrawal of the excess amount.

Rider Death Benefit. Gross partial withdrawals in a rider year up to the rider withdrawal amount will reduce the rider death benefit by the amount withdrawn (dollar-for-dollar). Gross partial withdrawals in a rider year in excess of the rider withdrawal amount will reduce the rider death benefit by an amount equal to the greater of:

1)	the excess gross partial withdrawal amount; and

2)	a pro rata amount, the result of (A / B) * C, where:

A	is the excess gross partial withdrawal (the amount in excess of the guaranteed annual withdrawal amount remaining prior to the withdrawal);

B	is the policy value after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount; and

C	is the rider death benefit after the rider withdrawal amount has been withdrawn, but prior to the withdrawal of the excess amount.

The following demonstrates, on a purely hypothetical basis, the effects of partial withdrawals under this guaranteed lifetime withdrawal benefit.

Example 1 (Base):

Assumptions:

Withdrawal Base (“WB”) = $100,000

Rider Withdrawal Amount (“RWA”) = 5% withdrawal would be $5,000 (5% of the current $100,000 withdrawal base)

Guaranteed Lifetime Withdrawal Benefit — (Continued)

Gross partial withdrawal (“GPWD”) = $5,000

Excess withdrawal (“EWD”) = None

Policy Value (“PV”) = $100,000

You = owner and annuitant, age 71 at time withdrawals begin, which means Withdrawal Percentage is 5%.

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee since no more than $5,000 is withdrawn.

Result. In this example, because no portion of the withdrawal was in excess of $5,000, the withdrawal base does not change.

Example 2 (Excess Withdrawal):

Assumptions:

WB = $100,000

RWA = 5% withdrawal would be $5,000 (5% of the current $100,000 withdrawal base)

GPWD = $7,000

EWD = $2,000 ($7,000 - $5,000)

PV = $90,000

You = owner and annuitant, age 71 at time withdrawals begin, which means Withdrawal Percentage is 5%.

Result. For the guaranteed lifetime withdrawal benefit, because there was an excess withdrawal amount, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $5,000, the withdrawal base would remain at $100,000 and the rider withdrawal amount would be $5,000 starting on the next rider anniversary. However, because an excess withdrawal has been taken, the withdrawal base is also reduced (this is the amount the 5% is based on).

New withdrawal base:

Step One. The withdrawal base is reduced only by the amount of the excess withdrawal or the pro rata amount, if greater.

Step Two. Calculate how much the withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD / (PV - 5% withdrawal)) * WB before any adjustments

2.	($2,000 / ($90,000 - $5,000)) * $100,000 = $2,353

Step Three. Which is larger, the actual $2,000 excess withdrawal or the $2,353 pro rata amount? $2,353 pro rata amount.

Step Four. What is the new withdrawal base upon which the rider withdrawal amount is based? $100,000 - $2,353 = $97,647

Guaranteed Lifetime Withdrawal Benefit — (Continued)

Result. The new withdrawal base is $97,647

New rider withdrawal amount:

Because the withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5% guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Question: What is the new rider withdrawal amount?

$97,647 (the adjusted withdrawal base) * 5% = $4,882

Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the withdrawal base (assuming there are no future automatic step-ups) is $4,882.

Example 3 (Base demonstrating growth):

Assumptions:

WB = $100,000

Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

WB in 8 years (assuming an annual growth rate percentage of 5.0%) = $100,000 * (1 + .05) ^ 8 = $147,745

RWA = 5% withdrawal beginning 8 years from the rider date would be $7,387 (5% of the then-current $147,745 withdrawal base) GPWD = $7,387

EWD = None

PV = $90,000 in 8 years

You (if you elected RIC) = owner and annuitant, age 63 on rider issue; age 71 at time withdrawals begin, which means Withdrawal Percentage is 5%.

You (if you elected RIC 1.2) = owner and annuitant, age 68 on rider issue; age 76 at time withdrawals begin, which means Withdrawal Percentage is 5%

Question: Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $7,387 is withdrawn in a rider year.

Result. In this example, because no portion of the withdrawal was in excess of $7,387, the withdrawal base does not change.

Guaranteed Lifetime Withdrawal Benefit — (Continued)

Example 4 (Base demonstrating WB growth with Additional Death Payment Option):

Assumptions:

You (if you elected RIC) = owner and annuitant, age 63 on rider issue; age 71 at time withdrawals begin, which means Withdrawal Percentage is 5%.

You (if you elected RIC 1.2) = owner and annuitant, age 68 on rider issue; age 76 at time withdrawals begin, which means Withdrawal Percentage is 5% WB at rider issue = $100,000 Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

WB in 8 years (assuming an annual growth rate percentage of 5.0%) = $100,000 * (1 + .05) ^ 8 = $147,745

Rider Death Benefit (“RDB”) (optional additional death benefit for additional cost) = $100,000

RWA = 5% withdrawal beginning 8 years from the rider date would be $7,387 (5% of the then-current $147,745 withdrawal base)

GPWD = $7,387

EWD = None

PV = $90,000 in 8 years

Step One. Is any portion of the withdrawal greater than the rider withdrawal amount?

No. There is no excess withdrawal under the guarantee if no more than $7,387 is withdrawn.

Step Two. What is the rider death benefit after the withdrawal has been taken?

1.	Total to deduct from the rider death benefit is $7,387 (there is no excess to deduct)

2.	$100,000 - $7,387 = $92,613.

Result. In this example, because no portion of the withdrawal was in excess of $7,387, the total withdrawal base does not change and the rider death benefit reduces to $92,613.

Example 5 (Base with WB growth with Additional Death Payment Option illustrating excess withdrawal):

Assumptions:

You = owner and annuitant, age 61 on rider issue; age 74 at time withdrawals begin, which means withdrawal percentage is 5%.

WB at rider issue = $100,000

Automatic step-up never occurs and no withdrawals are taken in the first 10 rider years.

WB in 10 years (assuming an annual growth rate percentage of 5.0%) = the greater of $100,000 * (1 + .05) ^ 10 = $162,889.

RDB (optional additional death benefit for additional cost) = $100,000

RWA = 5% withdrawal beginning 10 years from the rider date would be $8,144 (5% of the then-current $162,889 withdrawal base)

GPWD = $15,000

EWD = $6,856 ($15,000 - $8,144)

Guaranteed Lifetime Withdrawal Benefit — (Continued)

PV = $90,000 in 10 years

Step One. Is any portion of the total withdrawal greater than the rider withdrawal amount?

Yes. $15,000 - $8,144 = $6,856 (the excess withdrawal amount)

Step Two. Calculate how much of the rider death benefit is affected by the excess withdrawal.

1.	Formula for pro rata amount is: (EWD / (PV - 5% withdrawal)) * (RDB - 5% withdrawal)

2.	($6,856 / ($90,000 - $8,144)) * ($100,000 - $8,144) = $7,694

Step Three. Which is larger, the actual $6,856 excess withdrawal amount or the $7,694 pro rata amount?

$7,694 pro rata amount.

Step Four. What is the rider death benefit after the withdrawal has been taken?

1.	Total to deduct from the rider death benefit is $8,144 (RWA) + $7,694 (pro rata excess) = $15,838

2.	$100,000 - $15,838 = $84,162.

Result. The rider benefit is $84,162.

Note: Because there was an excess withdrawal amount in this example, the withdrawal base needs to be adjusted and a new lower rider withdrawal amount calculated. Had the withdrawal for this example not been more than $8,144, the withdrawal base would remain at $162,889 and the rider withdrawal amount would be $8,144. However, because an excess withdrawal has been taken, the withdrawal base is also reduced.

New benefit base:

Step One. The withdrawal base is reduced only by the amount of the excess withdrawal or the pro rata amount if greater.

Step Two. Calculate how much the withdrawal base is affected by the excess withdrawal.

1.	The formula is (EWD/(PV - 5% withdrawal)) * WB before any adjustments

2.	($6,856 / ($90,000 - $8,144)) * $162,889 = $13,643

Step Three. Which is larger, the actual $6,856 excess withdrawal amount or the $13,643 pro rata amount? $13,643 pro rata amount.

Step Four. What is the new withdrawalt base upon which the rider withdrawal amount is based?

$162,889 - $13,643 = $149,246

Result. The new benefit base is $149,246

New rider withdrawal amount:

Guaranteed Lifetime Withdrawal Benefit — (Continued)

Because the withdrawal base was adjusted (due to the excess withdrawal) we have to calculate a new rider withdrawal amount for the 5% benefit percentage guarantee that will be available starting on the next rider anniversary. This calculation assumes no more activity prior to the next rider anniversary.

Step One. What is the new rider withdrawal amount?

$149,246 (the adjusted withdrawal base) * 5% = $7,462

Result. Going forward, the maximum you can take out in a year without causing an excess withdrawal and further reduction of the benefit base is $7,462.